                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3

                                      to

                                  FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
               OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                            TAMBORIL CIGAR COMPANY
                ----------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                DELAWARE                                   65-0774638
----------------------------------------              -------------------
    (State of Other Jurisdiction of                    (I.R.S. Employer
    Incorporation or Organization)                    Identification No.)

    2600 S.W. 3RD AVENUE, MIAMI, FL                          33129
----------------------------------------              -------------------
(Address of Principal Executive Offices)                  (Zip Code)


                                (305) 860-9887
             ----------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class                 Name of Each Exchange on Which
            to be so Registered                 Each Class is to be Registered
            -------------------                 ------------------------------

                   NONE                                      NONE
            -------------------                 ------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
                ----------------------------------------------
                               (Title of Class)

                            INFORMATION REQUIRED IN
                            REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF BUSINESS.

          (A)  BUSINESS DEVELOPMENT.

          TAMBORIL CIGAR COMPANY (hereinafter referred to as the "Company" and/or the "Issuer"), a Delaware corporation, manufactures and markets premium, hand-rolled cigars under the TAMBORIL/TM/, CORDOVA/TM/ and FORE/TM/ brand names. The Company was incorporated in March and began operations in April of 1996 to commercialize the efforts of its founders in order to create a new premium brand of cigar. These founders believed that the strong growth in the popularity of cigar smoking which can be traced back to 1992 had created a demand for additional premium brands. Abraham Shafir, President of the Company's manufacturing subsidiary, had previously lived in the Dominican Republic and was intimately familiar with the long history of quality tobacco growing and cigar production in that country. After investigating the availability of a steady supply of high quality tobacco and the skilled labor pool necessary to produce premium cigars by hand, the founders settled on the town of Tamboril, acquired a warehouse and manufacturing facility and began the process of formulating the blend of tobaccos and perfecting the fermenting, curing, aging and rolling processes that have resulted in the Company's Tamboril line of cigars.

          The Company conducts its business through two principal operating subsidiaries: Tamboril Cigar International, Inc., a Delaware corporation ("TCI"), and Tabacalera Tamboril, S.A., a corporation organized and existing under the laws of the Dominican Republic ("Tabacalera"). Tabacalera conducts its business in the Dominican Republic, where it contracts with tobacco growers and manufactures, packs and ships Tamboril cigars to the United States. TCI is the U.S. sales and marketing company through which Tamboril cigars are sold to tobacconists throughout the U.S. The Company has established a third subsidiary, Diversified Tobacco Company, a Delaware corporation ("Diversified"), to manufacture and/or distribute private label cigars and non-tobacco-related products intended to capitalize on the Tamboril/TM/ brand recognition. Diversified is to begin operations in the latter part of 1997 as part of the Company's plan to address other market segments. TCI is wholly-owned by the Company and, in turn, owns all the issued and outstanding common stock of Diversified and 99.4% of the issued and outstanding capital stock of Tabacalera, with the remaining 0.6% owned by Dominican citizens as required by the laws of that country.

          The Company's corporate structure was established through a reorganization that was completed in October 1996 (the "Reorganization"). The Reorganization was effected through an Acquisition Agreement and Plan of Reorganization dated October 23, 1996 by and between the Company and TCI (the "Reorganization"). In the Reorganization the Company acquired all the issued and outstanding common stock of TCI in exchange for 5,281,671 shares of the
Company's Common Stock.   The Company was originally formed under the laws of
the State of Washington on May 24, 1937 for the primary purpose of engaging in the mining business and operated under the name "Idaho Leadville Mines Co." Available corporate records indicate that the Company did operate in the mining business at various times since its inception. The Company engaged in only minimal activity for at least five (5) years prior to the Reorganization and for the two (2) years prior to the Reorganization the Company's business plan was to reorganize itself as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other similar combination with one or more operating businesses. From its formation until the consummation of the Reorganization, the Company did not conduct any significant commercial operations. Pursuant to the Reorganization, and in furtherance of its new business plan, the Company's name was changed to "Tamboril Cigar Company" and its state of incorporation was changed to Delaware. The Company's remaining mining claims were, pursuant to the Reorganization, transferred to a corporation controlled by the former controlling shareholders of the Company ("Mining Co."). The principal shareholder of Mining Co. received the sum of $50,000 plus 50,000 shares of Common Stock. The Company retained a small minority interest (1,000 shares) in Mining Co.

          TCI commenced business in early 1996 under the name "Conquistador Cigar Company" and changed its name to "Tamboril Cigar Company" to reflect its business plan to market and distribute premium cigars under the "Tamboril" brand name. As part of the Reorganization, the operating subsidiary changed its name to "Tamboril Cigar International, Inc." Tabacalera was established in the Dominican Republic for the purpose of purchasing, processing, rolling, finishing and packaging tobacco grown in the Tamboril region into finished and packaged cigars for export to the U.S. market. Tabacalera sells all its finished product to TCI which markets and distributes premium cigars in the U.S. under the TAMBORIL/TM/, CORDOVA/TM/ AND FORE/TM/ brand names.

          (B)  BUSINESS OF THE ISSUER.

          PRODUCTS

          The Company's product line now consists of 22 cigars of varying styles and sizes which are sold in over 500 upscale tobacconists nationwide at retail prices from $4 to $9.50 per cigar. Premium cigars are generally defined as cigars that are hand-made from high quality, natural leaf binder, long-filler and wrapper tobaccos and that retail for $1 or more per cigar. The principal elements that determine the quality of the cigar are the quality of the tobacco, the curing and aging process and the skill of the hand-roller. The Company's binder and filler tobaccos are Cuban-seed Piloto Cubano and Olor Dominicano varieties from the Tamboril region of the Dominican Republic. These varieties of tobacco were introduced to the Dominican Republic by immigrants who fled Cuba after the United States imposed a trade embargo on all imports from Cuba in 1962. Many tobacco growers fled Cuba at that time, taking with them seeds from what have always been considered the world's finest cigar tobaccos and resettling in various areas of Latin America, including the Dominican Republic. The Company's wrapper tobaccos are of two varieties: Connecticut shade-grown (universally regarded as the world's finest wrapper tobacco) and Sumatra leaf, a darker more spice-laden tobacco than the Connecticut variety. These wrapper styles define the Company's principal two products lines: The CONNECTICUT COLLECTION and the SUMATRA COLLECTION.

          Company employees in the Dominican Republic purchase whole-leaf tobacco, which is then shipped to the Company's facilities in the town of Tamboril where it is inspected, graded and re-graded. Tobacco that passes inspection is sprayed with a red wine solution to enhance flavor, fermented, dried, stripped, aged and hand-rolled into Tamboril cigars. In the rolling process, binder tobacco is hand-wrapped around the filler tobacco to create a "bunch," which is then pressed into a mold to ensure uniformity of shape. Wrapper tobacco is then hand-wrapped around the bunch to complete the cigar, which is then banded and boxed for shipment. The Company also manufactures the boxes in which Tamboril cigars are shipped at its factory in the Dominican Republic.

          The Company's principal business strategy is to expand sales of the current product line through increased sales, marketing and promotional activities through existing distribution channels and expansion into new channels. The Company intends to become a significant factor in the market for premium cigars by (i) continuing to establish and extend the brand recognition of the Tamboril name, (ii) establishing its reputation for uncompromising quality, (iii) focusing on hands-on customer service to establish a loyal following among tobacconists and (iv) expanding its product line to cover other market segments. As product awareness of the Company's cigars grows, the Company will seek to introduce additional cigar and non-cigar products to capitalize on the status of the Tamboril name as a recognized luxury brand.

          The Company is currently introducing a moderately priced line of cigars under the brand name "CORDOVA." The Cordova brand is made of Sumatran wrapper and Dominican filler and binder tobaccos, is treated with cocoa for a milder, somewhat sweeter smoke than the Company's other cigars and is available in eight sizes. Cordova is being positioned through marketing and pricing as an entry-level cigar for the new cigar smoker. This line will be positioned to appeal to a broader market and will be intended to enable the Company to expand its distribution channels to retailers in several distribution channels that have not before been exploited by the Company, including fine restaurants, hotel gift shops and executive gift programs.

          The Company has also introduced a golf-theme novelty line of cigars under the brand name "FORE." Fore cigars are displayed in a unique 30-cigar package, are sold in a novelty glass tube with a golf motif and are available in one size only. The Fore cigar is targeted towards country club pro shops and golf equipment and accessories shops throughout North America.

          The Company also currently sells less expensive cigars under a private label licensing arrangement. Sales under the private label arrangement totaled approximately $93,000 in the period ended December 31, 1996.

          The Company's business strategy is intended to take advantage of the significant growth in the market for premium cigars over the past few years. Retail sales of cigars of all categories have risen dramatically since 1992, both in terms of numbers of cigars and total dollar sales. Even in this strong market, sales of premium cigars have grown significantly faster than the cigar
market as a whole.   The number of premium cigars sold in the United States has grown over 64% since 1992 to more than 176,000,000 cigars in 1995 (the last full year for which statistics are available). Industry experts have estimated that this total will have grown to approximately 265,000,000 cigars for 1996, as premium cigar imports in the first half of 1996 grew 48.6% over 1995's totals to just over 115,000,000 cigars. Total dollar sales of cigars have expanded even more dramatically as prices have continued to rise significantly. Total dollar sales of all cigars in the U.S. were in excess of 1 Billion Dollars in 1995. Premium cigars, the market segment the Company's products are intended to penetrate, constituted just over 4% of the number of cigars sold, but accounted for a significantly larger percentage of total dollar sales.

          The rapid growth in the cigar market has led to significant back orders across the entire industry as existing inventories were insufficient to meet demand. Several of the Company's larger competitors have had difficulty in filling these back orders and are adding additional capacity to meet consumer demand. The Company believes this places it in an advantageous competitive position, as the current mismatch of supply and demand creates unprecedented
opportunity for new brands to penetrate the market.   Management believes that
the success of its initial sales and marketing efforts, as evidenced by its penetration into over 500 of the country's finer tobacco retailers, is a strong indication that the Company's cigars are well positioned to take advantage of the ongoing growth of the premium cigar market.

          Management of the Company believes the increased popularity of cigar smoking in the United States is due to certain demographic and social trends that should continue for at least the next few years. The Company believes that the principal changes that have contributed to growth in the cigar market are
(1) the emergence of an expanding base of younger new cigar smokers, both male and female, (2) increasing popularity of cigars among celebrities who are viewed as trend-setters, (3) increased media interest, especially the successful launch and continued popularity of Cigar Aficionado magazine, (4) promotion of "cigar friendly" restaurants and nightclubs and (5) the increase in the population of people over 50 years of age, a group that has traditionally been viewed as consuming more luxury goods, including cigars, than other demographic groups.

          SALES AND MARKETING; DISTRIBUTION

          The Company's sales and marketing efforts are conducted from its headquarters in Miami, Florida. The initial focus of the Company's sales efforts has been the establishment of positive relationships with premium tobacconists nationwide, with a strong emphasis on added-value to the retailer through superior customer service, promotional events and supporting point of sales. To date, the Company's product introductions have been conducted with over 500 retail outlets throughout the United States.

          The Company began operations in April 1996 and in the period from inception to December 31, 1996 recorded sales in excess of $1,400,000. For the six months ended June 30, 1997, sales were just over $2,500,000. On July 7, 1997, the Company entered into a distribution agreement (the "Distribution Agreement") with Hubbard Imports that will result in sales of at least $5,000,000 in the period between June 1, and December 31, 1997. Sales of $1,150,000 to Hubbard were booked in June 1997 in respect of shipments against purchase orders issued in anticipation of signing the definitive Distribution Agreement. Until June of 1997 the company sold its products through distributors and directly to retail tobacconists. The Company pursued its relationship with Hubbard to take advantage of Hubbard's broad network of tobacco subdistributors in order to more rapidly expand the Company's sales. Pursuant to the Distribution Agreement, Hubbard will be the sole distributor of the Company's products in the U.S. until December 31, 2000 so long as Hubbard meets minimum annual purchase requirements that are to be set in January of each year for the current calendar year.

          The Company has begun an extensive advertising and promotional campaign centered on a series of full-page, four-color ads in the major cigar publications such as Cigar Aficionado, Smoke, Tobacconist and Smoke Shop, as well as several regional cigar magazines, installation of in-store point-of-sale displays at major upscale tobacconist shops and a nationwide series of cigar tastings to be co-sponsored with local cigar retailers and cigar-friendly restaurants. This advertising and promotional campaign is intended to support Hubbard's sales efforts relating to the Company's products.

          The Company has opened TAMBORIL AT THE PARK, an upscale cigar bar and lounge at the Lombardy Hotel in midtown New York City. TAMBORIL AT THE PARK, which opened in May 1997, is intended to serve as a flagship for the TAMBORIL and CORDOVA brands, to piggy-back on the success that both branded (such as Club Macanudo) and unbranded cigar clubs have experienced in the past few years and to reinforce the premium, luxury status of the TAMBORIL and CORDOVA brands and their association with fine food and wine. The project, which is anchored by a 350 seat restaurant named THE PARK, has been orchestrated by restaurateur John Scotto of New York's FRESCO restaurant, who has brought together a team including designer Robert Denning of DENNING & FOURCADE (whose clients include Oscar de la Renta and Henry Kravis) and chef Fabrizzio Salerni (formerly of New York's LESPINASSE) to bring new life to a space where William Randolph Hearst (and his then-girlfriend, film star Marion Davies) lived and where Rudi Vallee once crooned to full houses. TAMBORIL AT THE PARK will seat 30, with sidewalk cafe seating for an additional 20, and will feature cigars from the Company's CONNECTICUT, SUMATRA and CORDOVA Collections. TAMBORIL AT THE PARK will be complemented by THE PARK'S casual yet-upscale bar menu and a selection of fine wines, cognacs, vintage ports and single malt Scotches. The Company plans to use TAMBORIL AT THE PARK as the center of promotional events such as tastings and new product launches.

          RAW MATERIALS:  TOBACCO

          The Company's Tabacalera subsidiary was established in the Tamboril region of the Dominican Republic, which is universally recognized to be one of the finest tobacco growing regions in the world, and where there is a large pool of skilled cigar rollers. Dominican cigars currently account for just under 50% of the world's production of premium cigars. Other noted growing and producing areas include Honduras, Costa Rica, Indonesia, the Canary Islands and Mexico. Tabacalera has established relationships with several of the largest growers in the Dominican Republic and believes that its requirements for tobacco have been arranged for through the year 2000 through the execution of financing/harvesting agreements with its key growers. The Company and Tabacalera cement these relationships by providing financing for growers to enable them to plant and harvest their crops, which are then committed to the Company. While the Company believes its requirements for high-grade tobacco to produce "Tamboril" cigars will be met for the foreseeable future, the current demand for high-grade tobacco for use in premium cigars may result in higher prices and/or scarcities which could, if they occur, have a materially adverse impact on the Company's business.

          EMPLOYEES

          The Company currently employs approximately 100 full-time employees:
12 in its Miami offices and 88 in the Dominican Republic. Of these, approximately 5 are engaged in sales and marketing, 8 in administrative roles,
and 87 in manufacturing.   None of the Company's employees are covered by any
labor union. The Company believes its relationships with its employees are generally good.

          The ability of the Company to fulfill its goals will be highly dependent on its ability to recruit and maintain a skilled work force of rollers in the Dominican Republic. Tabacalera recruits rollers on the basis of favorable working conditions at the Company's new facilities and competitive wages. Tabacalera maintains an extensive training program to ensure the quality of its cigars and to provide a continuing source of skilled rollers. While the Company believes its requirements for skilled workers will be met for the foreseeable future, there can be no assurance that the significant backlog of orders in the cigar industry and the increased demand for workers to meet that demand will not make it difficult or prohibitively expensive for the Company to attract and retain a sufficient staff of skilled rollers to meet its business plan.

          TRADEMARKS

          Trademarks and brand names are central to the business of marketing and distributing premium cigars and are, accordingly, highly important to the Company's business. The Company has applied for trademark protection on the marks and/or design logos TAMBORIL, CORTADITO, DIABLO, THE OFFICIAL CIGAR OF WALL STREET, SERIOUS CIGARS MADE BY SERIOUS SMOKERS and CONQUISTADOR, and has made application for the marks FORE and CORDOVA in the United States. The Company also relies on certain non-patentable trade secrets to produce the distinctive flavors and aromas of its brands of cigars. There can be no assurance that the Company will be able to prevent unauthorized use or disclosure of such proprietary information or that other competitors will not be able to develop substantially similar formulations. The Company intends to vigorously defend, police, and maintain its trademarks and trade secrets.

          COMPETITION

          The Company has several large, well-financed competitors in the market for premium cigars, each of whom enjoys strong, well-known brand names and a history of successful product launches. These companies compete directly with the Company for consumer sales, as well for supplies of tobacco and employees. The largest of these competitors are Consolidated Cigar Holdings Inc. (NYSE symbol: "CIG"), General Cigar Co. Inc., a division of Culbro Corporation (NYSE symbol: "CUC"), and Swisher International Group Inc. (NYSE symbol: "SWR").
Each of these companies has substantially greater capital resources, manufacturing, sales and marketing experience, substantially longer and more extensive relationships with growers and long standing brand recognition and market acceptance than the Company. The Company believes, however, that the market for premium cigars is growing rapidly enough to support the entry of new brands such as those offered by the Company and that the inability of the entrenched competitors to meet current demand, as evidenced by their large back order positions, supports this position. Hubbard currently distributes several brands of cigars that compete directly with the Company's products.

          POSSIBLE CONSTRAINTS ON MEETING DEMAND

          The substantial growth in demand for cigars has caused several of the Company's largest competitors to experience substantial growth in their order backlog and difficulty in obtaining sufficient inventories of tobacco and sufficient skilled rollers to meet market demand. While (i) the Company has not yet experienced such shortages, (ii) the Company believes that its relationships with growers (including the Company's practice of financing growers' production) ensure it a sufficient supply of tobacco for the foreseeable future and (iii) the Company's relationships with its workers are sufficiently good and the supply of skilled workers in the Tamboril region is sufficiently large to ensure that it will continue to have a sufficient staff of skilled rollers, there can be no assurance that the Company will not experience such shortages as it seeks to expand sales and production capabilities. While the Company's competitors have geographically diverse operations, the Company is dependent on supplies of tobacco in the Dominican Republic. Shortages of Dominican tobacco, whether from natural disaster, economic forces or otherwise, could have a material adverse effect on the business and prospects of the Company.

          REGULATION AND LITIGATION IN THE TOBACCO INDUSTRY

          Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. Since the early 1970's the trend has been for increasing regulation, which when coupled with changing public attitudes toward smoking, has had the effect of reducing overall consumption of tobacco products in the United States. Federal law has required warning labels on cigarettes since 1965, though no such warnings have been required for cigars. Recent federal law enacted by Congress has required states applying for certain federal grants for substance abuse programs to adopt a minimum age of 18 for purchase of tobacco products and to establish elaborate enforcement programs to support this requirement. Legislation proposed but not enacted by Congress has sought to impose (1) bans on advertising of tobacco products or on the deductibility of such advertising expenses for federal tax purposes, (2) additional labeling, warnings or listings of additives, (3) preemption of state law to impose civil liabilities on manufacturers and distributors of tobacco products, (4) reimbursement to the federal government for health care costs incurred in connection with tobacco-related conditions and (5) regulation of tobacco products by the Food and Drug Administration as a possibly addictive "drug." Moreover, the Environmental Protection Agency has concluded that widespread exposure to so-called "secondary smoke" may present a serious and substantial public health concern. The impact of this finding and the EPA's authority to regulate "secondary smoke" are the subject of ongoing litigation.

          Many states and local governments have passed statutes or ordinances severely limiting the types of establishments (such as restaurants and office buildings), and the areas within such establishments, in which persons may smoke.

          The Company cannot predict the outcome of these legislative and regulatory initiatives or of litigation in the future. Presumably, the trend toward increased regulation will continue at all levels. Depending on these outcomes, there may be a materially adverse effect on the tobacco products industry in general and the Company in particular.

          EXCISE TAXES

          Cigars have long been subject to federal, state and local excise taxes and it is frequently suggested that additional excise taxes be levied on such products to support various legislative programs. The federal excise tax on large cigars, such as those manufactured and distributed by the Company, is currently 12.75% of the manufacturer's selling price net of the excise tax and certain other exclusions, with a maximum tax of $30 per 1,000 cigars. The Company is unable to predict whether significant increases in excise taxes on its products will be enacted in the future. Such increases were proposed by the Clinton Administration in 1993 to fund that administration's health care reform
initiatives, but were not enacted by Congress.   Imposition of significant
increases in excise taxes could have a material adverse impact on the large cigar industry in general and the Company in particular.

          DEPENDENCE ON KEY CUSTOMERS

          Management of the Company believes that its Distribution Arrangement with Hubbard will enable the Company to expand sales more rapidly than it would be able to do through its direct sales force. However, since Hubbard will be the exclusive U.S. distributor of the Company's products, the Company will be totally dependent on Hubbard for its U.S. sales. The Distribution Agreement provides that minimum annual purchase commitments will be mutually agreed upon by Hubbard and the Company in January for each year of the Distribution Agreement. Should the Company and Hubbard fail to reach agreement on such minimum commitments, the Distribution Agreement could terminate. In the event the Distribution Agreement is terminated or if Hubbard fails to honor its minimum purchase commitments, the Company would be forced to obtain another distributor or distributors for its product and/or to implement an internal sales force to sell the Company's products to retail tobacconists and other outlets. The termination of the Distribution Agreement or the failure of Hubbard to purchase its minimum commitments from the Company would have a material adverse effect on the business and prospects of the Company.

          Hubbard also distributes several brands of cigars that compete directly with the Company's products.

          In the six months ended June 30, 1997, $1,150,000 of the Company's $2,538,988 in sales (45.29%) were made to Hubbard. All of the sales to Hubbard were in the month of June pursuant to Hubbard's first purchase order.

          The Company made approximately $170,000, or 12%, of its $1,413,815 in sales during the period from commencement of operations in April 1996 through December 31, 1996 to Famous Smoke Shop, located in New York, New York. No other customer accounted for 10% of the Company's sales during that period.

          RESEARCH AND DEVELOPMENT

          The Issuer has no material research and development expenses.

          COMPLIANCE WITH ENVIRONMENTAL LAWS

          The Issuer has no material expenses and no material impact on its business occasioned by compliance with environmental laws.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

          The Registrant was incorporated in April 1996 to commercialize the efforts of its founders to establish a business to manufacture and distribute premium cigars. The Registrant began operations on April 15, 1996 and commenced sales in the fourth quarter of 1996. Sales of cigars bearing the TAMBORIL/TM/ and CORDOVA/TM brand names constituted 100% of the Company's sales for the period ended December 31, 1996 and for the six months ended June 30, 1997.

          The market for sales in the United States of premium cigars, generally defined to be those made by hand and retailing for prices in excess of $1, has expanded considerably since 1993 after declining consistently from 1964 through 1993. Management of Registrant believes that the demographic factors underlying the growth in the cigar market since

1993 will contribute to continued expansion of the market for at least the next few years. Among these factors are (1) the emergence of an expanding base of younger new cigar smokers, both male and female, (2) increasing popularity of cigars among celebrities who are viewed as trend-setters, (3) increased media interest, especially the successful launch of Cigar Aficianado magazine, (4) promotion of "cigar friendly" restaurants and nightclubs and (5) the increase in the population of people over fifty years of age, a group that has traditionally been viewed as consuming more luxury goods, including cigars, than any other demographic group.

          The Company has established one manufacturing facility in the Dominican Republic and is building a second facility to meet estimated increased demand for the Company's cigars. The growth of the demand for cigars in general, and premium cigars in particular, has created substantial competition within the industry for the purchase of raw tobacco used in manufacturing cigars and for the skilled labor required to roll cigars by hand. While the Company has not yet experienced any shortages of tobacco or labor, there can be no assurance that it will not encounter such difficulties as it expands its operations. The effect of any shortages of materials or labor could be to prevent the Company from filling demand or to make the cost of doing so prohibitive.

          RESULTS OF OPERATIONS

          The following discussion relates to the consolidated operations of the Company and its subsidiaries, Tamboril Cigar International, Inc. ("TCI") and Tabacalera Tamboril, S.A. ("Tabacalera") for the period from inception at April 15, 1996 through December 31, 1996 and for the period from January 1, 1997 through June 30, 1997. The Company is a holding company, the sole assets of which are the capital stock of TCI and Tabacalera and the operations summarized, therefore, relate to the operations of these operating subsidiaries.

          Net sales for the period ended December 31, 1996 were $1,413,815, representing sales of the Company's first two product lines, the CONNECTICUT COLLECTION and the SUMATRA COLLECTION from April 15 through December 31, 1996. Most of these sales occurred in the fourth quarter of 1996, as the initial period was spent organizing the Company's facilities, hiring a skilled work force and formulating the blends of tobacco and other ingredients used in manufacturing the Company's brands. The Company intends to increase sales of these two product lines by increasing the number of retail tobacconists to whom the products are distributed and by opening additional distribution channels such as large tobacco distributors. In addition, the Company has introduced two new product lines in April 1997, the CORDOVA/TM/ Collection, which is a more moderate priced series of cigars, and FORE/TM/, a golf-motif packaged cigar designed for sale in golf pro shops and golf equipment outlets. The Company believes that its products are well-placed to take advantage of the continued growth of the cigar market and that the results from the period from inception to December 31, 1996 support management's views.

          Net sales for the six month period ended June 30, 1997 were $2,538,988. Of this total, $1,150,000 was attributable to sales to Hubbard in the month of June pursuant to its distribution arrangement with the Company. Comparisons with the comparable period in 1996 are not possible, since the Company was still in its initial stages of operations and had no sales and virtually no manufacturing operations during the period from April 15, 1996 (commencement of operations) through June 30, 1996.

          The Company is currently building a second manufacturing facility to increase capacity four-fold from 200,000 cigars to approximately 800,000 cigars per month. The Company believes that market conditions for cigars generally and for the Company's products (based on initial product reaction) are sufficient to account for this additional capacity and that the Company's sales have the potential to grow considerably from the results reflected in the financial statements for the period from April 15, 1996 through December 31, 1996 and January 1, 1997 through June 30, 1997. There can be no assurance, however, that the Company's products will receive market acceptance or that sales will increase, or even maintain the initial sales figures.

          Cost of goods sold in the period from April 15, 1996 through December 31, 1996 amounted to $573,687 or 40.58% of sales, leaving gross profits of $840,128, or 59.42%. In the period from January 1, 1997 through June 30, 1997 cost of goods sold was $906,380 or 35.70% of sales. Gross profits for the period were $1,632,608, or 64.30%. The Company believes that these levels are above average for the industry, but the limited nature of the Company's operations make comparisons difficult. Gross margins should decline as the Company develops products, such as CORDOVA and FORE which are aimed at broader, but less expensive, market segments. The use of distributors to sell the Company's products, rather than relying on direct sales by the Company, may also have a depressive effect on gross margins. The impact of these changes is impossible to assess, given the limited operations of the Company to date.

          Selling, general and administrative expenses totaled $1,034,386, or 73.16% of sales in the period from April 15, 1996 through December 31, 1996, representing the costs of establishing the Company infrastructure. In the period from January 1, 1997 through June 30, 1997 selling, general and administrative expenses were $1,498,411 or 59.0% of sales. These levels should continue to decline substantially as the Company's operations in manufacturing and sales expand. The Company spent approximately $120,000 in the period from April 15, 1996 through December 31, 1996 in advertising and travel expenses for new brand introductions. Expenses in this category should increase in actual dollars, but should decline as a percentage of total sales if the Company is successful in expanding its sales according to plan.

          The Company's loss from operations in the period from April 15, 1996 through December 31, 1996 was $194,258, principally due to the expenses of establishing the Company and formulating and promoting its first product lines. Interest expense was $27,369, representing the expense associated with loans obtained by the Company to support start-up costs and operations. In the period from January 1, 1997 through June 30, 1997 the Company had operating income of $294,697 and net income of $212,659. Interest expense for the period was $82,806. The Company has incurred additional debt of $1,975,000 since December 31, 1996 and may incur additional debt to support the completion of construction of its second manufacturing facility. The Company's interest expense may increase considerably, although the Company is exploring sources of equity financing to retire much, if not all of that debt, which would have the effect of reducing interest expense. There can be no assurance, however that such equity financing will be available on terms acceptable to the Company or at all.

          Although the Company had a net profit of $212,659, for the six months ended June 30, 1997, there can be no assurance that the Company will attain significant sales, will be able to contain expenses or will be able to sustain itself through operations.

          LIQUIDITY AND CAPITAL RESOURCES

          In the period from April 15, 1996 through December 31, 1996, the Company had negative cash flows from operations of $221,627 and net cash used in operating activities of $1,410,528 for the period. Cash inflows from financing activities in that period totaled $2,040,589, representing $931,810 in net proceeds from sales of its capital stock and $975,000 in proceeds of loans evidenced by promissory notes from investors and $133,779 in advances from a related party. This resulted in cash available at the end of the period of $245,939.

          In the period from January 1, 1997 through June 30, 1997, the Company had negative cash flows from operations of $1,808,013, representing a significant expansion of the Company's operations. Net cash inflows from financing activities during the period were $1,975,000, representing the proceeds of loans from shareholders. Cash on hand at the end of the period was $124,321.

          After June 30, 1997 the Company's cash position and liquidity were enhanced by payment of approximately $1,075,000 by Hubbard in respect of sales made to Hubbard prior to June 30, 1997.

          The Company has incurred additional debt of $1,975,000 in the period from December 31, 1996 to support continued construction of its second manufacturing facility in the Dominican Republic and construction costs for TAMBORIL AT THE PARK, an upscale cigar lounge and bar which opened in May at the historic Lombardy Hotel in midtown New York City. The Company intends to use the TAMBORIL AT THE PARK facility as a sales outlet for its cigars, to promote its brands and to introduce new brands. Additional costs of completing the manufacturing facility are approximately $700,000, which the Company intends to fund from additional debt or equity financing. The Company has no lines of credit or similar arrangements with banks or other traditional lending services.

          The Company plans to seek a capital infusion of from $2 million to $7 million in equity capital to retire debt and support expansion of manufacturing (including additional inventory purchases of tobacco) and sales and marketing activities. The Company will be dependent on an infusion of at least the minimum amount of this additional capital to support expansion. Failure to obtain such equity capital could have a material adverse impact on the Company's ability to expand its operation. There can be no assurance that equity capital will be available to the Company on acceptable terms or at all.

          INFLATION

          Inflationary trends in the time the Company has been in operation have not been material. Historically, cigar companies, especially manufacturers of premium cigars, have been able to pass most inflationary increase through to their customers through price increases.

          TAXATION AND REGULATION; EXCISE TAXES

          Cigars have long been subject to federal, state and local excise taxes and it is frequently suggested that additional excise taxes be levied on such products to support various legislative programs. The federal excise tax on large cigars, such as those manufactured and distributed by the Company, is currently 12.75% of the manufacturer's selling price net of the excise tax and certain other exclusions, with a maximum tax of $30 per 1,000 cigars. The Company is unable to predict whether significant increases in excise taxes on its products will be enacted in the future. Such increases were proposed by the Clinton Administration in 1993 to fund that administration's health care reform initiatives, but were not enacted by Congress. Imposition of significant increases in excise taxes could have a material adverse impact on the large cigar industry in general and the Company in particular.

          REGULATION

          Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. Since the early 1970's the trend has been for increasing regulation, which when coupled with changing public attitudes toward smoking, has had the effect of reducing overall consumption of tobacco products in the United States. Federal law has required warning labels on cigarettes since 1965, though no such warnings have been required for cigars. Recent federal law enacted by Congress has required states applying for certain federal grants for substance abuse programs to adopt a minimum age of 18 for purchase of tobacco products and to establish elaborate enforcement programs to support this requirement. Legislation proposed but not enacted by Congress has sought to impose (1) bans on advertising of tobacco products or on the deductibility of such advertising expenses for federal tax purposes, (2) additional labeling, warnings or listings of additives, (3) preemption of state law to impose civil liabilities on manufacturers and distributors of tobacco products, (4) reimbursement to the federal government for health care costs incurred in connection with tobacco-related conditions and
(5) regulation of tobacco products by the Food and Drug Administration as a possibly addictive "drug." Moreover, the Environmental Protection Agency has concluded that widespread exposure to so-called "secondary smoke" may present a serious and substantial public health concern. The impact of this finding and the EPA's authority to regulate "secondary smoke" are the subject of ongoing litigation.

          Many states and local governments have passed statutes or ordinances severely limiting the types of establishments (such as restaurants and office buildings), and the areas within such establishments, in which persons may smoke.

          The Company cannot predict the outcome of these legislative and regulatory initiatives in the future. Presumably, the trend toward increased regulation will continue at all levels. Depending on these outcomes, there may be a materially adverse effect on the tobacco products industry in general and the Company in particular.

          FORWARD-LOOKING STATEMENTS

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, access to sufficient quantities of raw material, availability of trained laborers and changes in tobacco products regulation. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

ITEM 3.   DESCRIPTION OF PROPERTY.

          (a) The Company maintains its administrative, sales and marketing offices in its headquarters which consists of approximately 5,800 square feet of space leased from an unrelated party at 2600 S.W. 3rd Avenue, Miami, FL 33129. The Company's lease extends to March, 2001, with an option to renew for an additional 5 years, and is at rates which the Company believes are competitive for like space in its area. Annual rental payments under this lease are $93,000 as of April 1, 1997, $99,000 as of April 1, 1998, with annual increases thereafter tied to the Consumer Price Index. The Company believes this facility will be adequate for the foreseeable future and that, if additional space were needed, it could be obtained in close geographic proximity at similar rates.
The Company's obligations under the lease are guaranteed by Viking Investment Group II, Inc. ("Viking"), which is a substantial shareholder of the Company. Ian Markofsky, the President and sole shareholder of Viking, is the father of Anthony A. Markofsky, the Company's President and a Director.

          The Company's manufacturing facilities are housed in a mixed use facility of approximately 6,700 square feet leased by Tabacalera at Calle Real #167, Tamboril, Santiago de los Caballeros, Republica Dominica. This facility also houses warehouse and administrative offices of Tabacalera. Tabacalera is currently building an additional facility on land owned outright by Tabacalera adjacent to its existing facility. This facility will consist of approximately 33,000 square feet and is projected to approximately quadruple the Company's existing manufacturing capacity.

          (b) The Issuer does not invest in real estate, other than as incident to its manufacturing operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          (a) Security Ownership of Certain Beneficial Owners.

The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.0001 per share, the only class of voting securities of the Issuer outstanding.


                                                       AMOUNT AND
                           NAME AND                    NATURE OF
TITLE OF                  ADDRESS OF                   BENEFICIAL
CLASS                  BENEFICIAL OWNER                OWNERSHIP         PERCENTAGE OF CLASS
--------------------------------------------------------------------------------------------
Common           Abraham Shafir                        800,000 shares          14.35%
 Stock, par      c/o Tamboril Cigar Company
 value $.0001    2600 S.W. Third Ave.                  Direct
 per share       Miami, FL 33129
--------------------------------------------------------------------------------------------
"                South Edge International Limited (a)  425,000 shares           7.62%
                 P.O. Box HM 279
                 Hamilton HM AX                        Direct
                 Bermuda
--------------------------------------------------------------------------------------------
                 Ian Markofsky
"                c/o Viking Investment Group II, Inc.  1,500,000 shares (b)    26.90%
                 630 Third Ave.
                 New York, NY 10017                    Direct
--------------------------------------------------------------------------------------------

          (b) Security Ownership of Management.

          The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

_________________

         (a) South Edge International Limited is a British Virgin Islands corporation. The officers of South Edge having the authority to vote and/or dispose of the shares of the Issuer's Common Stock held by South Edge are William Manuel, President, and Jasmine Anderson, Secretary. Mr. Manuel and Ms. Anderson are the only two directors of South Edge.


         (b) Represents 1,500,000 shares owned of record by Viking Investment Group II Inc., of which Ian Markofsky is President and Sole Shareholder.

                                                   AMOUNT AND
                           NAME AND                NATURE OF
TITLE OF                  ADDRESS OF               BENEFICIAL
CLASS                  BENEFICIAL OWNER            OWNERSHIP         PERCENTAGE OF CLASS
----------------------------------------------------------------------------------------
Common           Anthony Markofsky                 90,000 Shares            1.61%
 Stock, par      Director, President and Chief
 value $.0001    Executive Officer                 Direct
 per share       c/o Tamboril Cigar Company
                 2600 S.W. 3rd Ave.
                 Miami, FL 33129
-----------------------------------------------------------------------------------------
"                Thomas E. Knudson                 90,000 Shares            1.61%
                 Director, Vice President
                 c/o Tamboril Cigar Company        Direct
                 2600 S.W. 3rd Ave.
                 Miami, FL 33129
-----------------------------------------------------------------------------------------
"                Abraham Shafir                    800,000 Shares          14.35%
                 Director
                 c/o Tamboril Cigar Company        Direct
                 2600 S.W. 3rd Ave.
                 Miami, FL 33129
-----------------------------------------------------------------------------------------
"                David S. Rector                   120,000 Shares           2.15%
                 Director, Secretary
                 c/o David Stephen Group           Direct
                 1640 Terrace Way
                 Walnut Grove, CA 94596
-----------------------------------------------------------------------------------------
"                Pedro J. Mirones                  -0-                     N/A
                 Vice President and Chief
                   Financial
                 Officer
                 c/o Tamboril Cigar Company
                 2600 S.W. 3rd Ave.
                 Miami, FL 33129
-----------------------------------------------------------------------------------------
"                All Officers and Directors        1,106,000               19.84%
                   as a Group
-----------------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

          (a) The Directors and Executive Officers of the Company are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

          ANTHONY MARKOFSKY, 30, PRESIDENT, CHIEF EXECUTIVE OFFICER AND
DIRECTOR.

          Mr. Markofsky became President and Chief Executive Officer of the Company on April 28, 1997. He has been a Director since October 1996. Prior to that time, Mr. Markofsky served as Vice President and Sales Administration Manager of the Company, a position he has held with TCI since its founding in March 1996. From April 1995 to January 1996, Mr. Markofsky served as a consultant to Intercare Inc., a medical management company. From April 1991 to April 1995, he held various positions with CareFlorida Inc., a health maintenance organization. Mr. Markofsky is also a Director and Secretary of United Health Partners Inc., a company listed as a "Related Party" in the Notes to the Consolidated Financial Statements included as Exhibit "C" to this Memorandum. UHP currently has no operations. Mr. Markofsky's father is Ian Markofsky, President and sole shareholder of Viking Investment Group II., Inc., a substantial shareholder of the Company and guarantor of the Company's obligations under the lease for its Miami premises.

          THOMAS E. KNUDSON, 42, DIRECTOR, VICE PRESIDENT OF SALES.

          Mr. Knudson joined the TCI in June of 1996 and has occupied his current position and has been a Director of the Company since October 1996. Prior to that time, Mr. Knudson was a principal of several entrepreneurial ventures including serving as Secretary of Leadville Development Corp., a commercial real estate developer (1990 until June 1996), President and owner of Cocobianco, a clothing importer and retailer (1986 to 1996) and Principal of Fast Incorporated, a BMW dealership, all located in and around Sun Valley Idaho. Mr. Knudson is also a Director and President of United Health Partners Inc. ("UHP"), a company listed as a "Related Party" in the Notes to the Consolidated Financial Statements included as Exhibit "C" to this Memorandum. UHP currently has no operations.


          PEDRO J. MIRONES, 57, VICE PRESIDENT, FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND TREASURER.

          Mr. Mirones joined the Company in his current position in December, 1996. From 1978 until January of 1996, Mr. Mirones held several positions with Suave Shoe Corporation, a publicly traded manufacturer and distributor of shoes, which is now known as French Fragrances, Inc. These positions included Vice President Finance and Controller of the Manufacturing Division, Vice President Finance--Corporate and Senior Vice President Finance and Administration. From January 1996 until joining the Company in December 1996, Mr. Mirones attended Florida International University. Prior to joining Suave, Mr. Mirones was associated with the public accounting firm of Ernst & Young from 1969 to 1978. Mr. Mirones is a member of the Florida Institute of Certified Public Accountants.

          ABRAHAM SHAFIR, 48, DIRECTOR, PRESIDENT OF TABACALERA.

          Mr. Shafir, a citizen of the State of Israel, relinquished the post of President of the Company on April 28, 1997 to focus his energies on the manufacturing operations of Tabacalera, where he has spent much of his time with the Company. Mr. Shafir served as President and Chief Executive Officer and a Director of TCI since its founding in March of 1996 and of the Company from
October 1996 to April 1997.   He will continue in his role as a Director.  From
1994 to 1995, Mr. Shafir served as President of Bagel Factory, a baked goods manufacturing company located in the State of Israel. From 1988 to 1993, Mr. Shafir was President of Mesa Gold, a jewelry import and sales company located in Miami, Florida and New York, New York. From 1979 to 1988, Mr. Shafir owned and operated various manufacturing and import sales companies in Israel and Miami, Florida. Mr. Shafir lived and worked in the Dominican Republic for three years and was Vice President, Manufacturing of the Weaving Division of Casa Central, a major garment manufacturer located in Santo Domingo, from 1972 to 1975.

          DAVID S. RECTOR, 50, DIRECTOR, SECRETARY

          Mr. Rector has been a Director since August, 1996. From August 1996 to March 1997, Mr. Rector was also Executive Vice President and General Manager of the Company, where he was instrumental in organizing the Company's operations and administration. In June of 1997, Mr Rector became Secretary of the company, replacing Grant M Harasyn, who joined an affiliate of Hubbard in connection with the company's distribution arrangement. Over the past two decades, Mr. Rector has served as a business consultant to, and held senior positions in, a variety of ventures. From July of 1995 until July 1996, Mr. Rector was principal of David Stephen Group, a business consulting firm. Mr. Rector was Chief Operating Officer of Headstrong Group, a manufacturer and distributor of hats, from July to November 1995. From January to June of 1995 Mr. Rector was General Manager of Bemiss-Jason, a distributor of paper products. From June 1992 to April 1994 he was President of Supercart International, a distributor of shopping carts. From April 1986 to June 1992 he was principal of Blue Moon, a distributor of garment buttons. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure time craft. From 1972 to 1980, Mr. Rector held various managerial sales and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products.

          As of August 2, 1997 Dr. William F. Coyro, Chief Executive Officer and Chairman of the Board of National TechTeam, Inc., a publicly traded systems integration company (NASDAQ Symbol "TEAM") resigned as a Director of the Company, citing personal reasons.

          Each of the Directors and officers of the Company also serve in the same capacities in TCI and Diversified. Mr. Shafir is Director and President and Mr. Knudson is Director, Treasurer and Vice President of Tabacalera.

          (b) Another key employee of the Company is MR. JUAN CAPELLAN, GENERAL MANAGER OF TABACALERA. Mr. Capellan, who has spent over 20 years in the cigar industry in the Dominican Republic, is operations manager at Tabacalera. Prior to joining Tabacalera in May, 1996, Mr. Capellan was Factory Manager in charge of Human Resources and Product Development at the Anillo de Oro plant in Tamboril and was production supervisor at the E. Leon Jimenes factory, also in Tamboril. Prior to that Mr. Capellan worked as a cigar roller at various facilities in the Tamboril area.

          (c) Anthony Markofsky, President and a Director of the Issuer, is the son of Ian Markofsky, the President and sole shareholder of Viking Investment Group II, Inc., which is a principal shareholder of the Issuer. Mr. Ian Markofsky was instrumental in the founding of the Issuer and plays a significant role in promoting the Issuer to the investment community.

ITEM 6.   EXECUTIVE COMPENSATION.

          The annual compensation for the Chief Executive Officer and the next most highly compensated executive officers of the Issuer, on an annual basis, for the fiscal year ended December 31, 1996 was:

                                                 Other
Office            Name       Year   Salary   Compensation  Total
-------------------------------------------------------------------
CEO,         Abraham Shafir  1996  $120,000       $37,000  $157,000
  President
-------------------------------------------------------------------

No other executive officer received total compensation in excess of $100,000 for the fiscal year ended December 31, 1996. No stock, stock option or other compensatory awards were granted during the fiscal year ended December 31, 1996. Amounts listed under Other Compensation relate to life insurance payments made by the Issuer on behalf of Mr. Shafir.

          David S. Rector, a Director, Secretary, and formerly Executive Vice President of the Issuer, was paid $31,200 during the year ended December 31, 1996, based on an annual salary of $108,000.

The Company has no employment agreements with any members of its management.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          (a) Abraham Shafir, Anthony Markofsky, Thomas Knudson and David Rector each received the shares of the Issuer's Common Stock, par value $.0001 per share, listed in Item 4, above, as founders shares in consideration of their services in organizing TCI, arranging for the manufacturing facility in Tamboril, staffing that operation and commencing the product development process that led to the Company's Connecticut Collection and Sumatra Collection product lines and negotiating the Reorganization transaction described in Item 1, above. At the time of issuance, the shares were of nominal value, and the Board of Directors of TCI determined that the value of services rendered by each of Messrs. Shafir, Markofsky, Knudson and Rector exceed the par value of the shares so issued. The shares in TCI held by each of these individuals were exchanged for shares of the Issuer in connection with the Reorganization on the same terms as all shareholders of TCI.

          (b) The Company has obtained loans totaling $2,700,000 from certain shareholders of the Company to help finance its operations to date.

The names of all shareholders who are also the company's creditors, the amounts and the maturity dates of their loans are:

Lender                           Amount of Loan      Maturity Date
------                           --------------      --------------
Jenadosa Holdings Limited           $  75,000        August    1998
Jenadosa Holdings Limited             100,000        September 1998
South Edge International Inc.         200,000        August    1998
Shangri La Investments Ltd.           150,000        October   1998
Shangri La Investments Ltd.           200,000        December  1998
Tradewinds Investments Ltd.         $ 300,000        January   1998
Tradewinds Investments Ltd.           375,000        March     1998
Tradewinds Investments Ltd.           500,000        April     1998
Tradewinds Investments Ltd.            50,000        May       1998
Tradewinds Investments Ltd.           300,000        June      1998
Effingham Investments Limited         250,000        May       1998
Effingham Investments Limited         200,000        June      1998

These loans bear interest at a rate of ten percent (10%) per annum and are each evidenced by a promissory note in a face amount equal to the principal amount of the loan to which it relates. The Loan Agreements entered into in connection with the loans and the Promissory Notes provide for acceleration of the debt upon the occurrence of certain events of default. One loan, in the amount of $200,000 was made to the Company by South Edge International, Inc., which owns 7.62% of the issued and outstanding Common Stock of the Issuer.

          (c) Viking Investment Group II, Inc. ("Viking"), which owns 1,500,000 shares (26.9%) of the Issuer's Common Stock, received those shares as founder's shares in connection with Viking's efforts in founding the Issuer in conjunction with Messrs. Shafir, Markofsky, Knudson and Rector as described above. Ian Markofsky, the President and sole shareholder of Viking, is the father of Anthony Markofsky, President and a Director of the Issuer. Viking has also guaranteed the Company's obligations on the lease for its Miami facilities. See
Item 3, above.

          (d) The shares of South Edge and Viking in TCI were exchanged for shares of the Issuer pursuant to the Reorganization on the same terms as all other shareholders of TCI.

          (e) In April 1996 the Company assumed the lease on its current Miami premises from United Health Partners ("UHP") and in connection with the assumption of the lease purchased certain furniture and fixtures from UHP. Anthony Markofsky, President and a Director, and Thomas Knudson, Vice President and a Director of the Corporation, are also directors and officers of UHP. The Company is indebted to UHP in the amount of approximately $134,000 for advances on operating expenses made by UHP. The debt is non-interest bearing and is payable on demand. UHP no longer has any operations.

ITEM 8.   LEGAL PROCEEDINGS.

          By letter agreement dated January 21, 1997 (the "Agreement"), the Company appointed Carlin Equities Corp. ("Carlin"), as exclusive placement agent in connection with a contemplated offering of approximately 1.4 million shares of the Company's common stock at $7.00 per share (the "Proposed Offering"). Pursuant to the Agreement, the Company was to provide a confidential offering memorandum in form and substance satisfactory to Carlin. During the period January 21, 1997 through April 30, 1997, various meetings took place between Carlin and the Company and their respective counsel, and documents and correspondence were exchanged. The Company provided Carlin and its counsel with several drafts of a confidential offering memorandum and related documents drafted to the specifications of Carlin and its counsel. Carlin and its counsel repeatedly and, in the opinion of the Company, unreasonably rejected these documents. In light of these developments and the fact that Carlin had not introduced the Company to prospective investors, the Company concluded that Carlin had abandoned the Proposed Offering. The Company then decided not to go forward with the Proposed Offering. On April 30, 1997, the Company released an offering memorandum in connection with a new and substantively different offering contemplated by the Company, of between approximately .33 and 1.17 million shares of preferred stock at $6.00 per share (the "New Offering"). Carlin was advised by letter of May 2, 1997 that the Company decided not to go forward with the Proposed Offering and was instead proceeding on its own to pursue the New Offering.

          By letter of May 13, 1997, Carlin advised the Company that Carlin believes it is entitled to certain compensation and costs if the Company completes the New Offering. In early July, 1997, Carlin commenced an action in the United States District Court, Southern District of New York, styled Carlin
                                                                        ------
Equities Corp. v. Tamboril Cigar Company, Docket No. 97 Civ. 4988 (the "Carlin
----------------------------------------
Action"), for breach of contract seeking compensation for various fees and commissions, and in lieu of the issuance of warrants to purchase the Company's stock, with total damages of an unspecified amount but of at least $1,680,000. The Company believes that Carlin's claims lack merit since the Agreement terminated before the Company incurred any obligation to Carlin, Carlin abandoned the Proposed Offering, and Carlin failed to satisfy conditions precedent to its rights to receive fees and other compensation. On July 16, 1997, the Company requested that the Carlin Action be voluntarily dismissed. Carlin agreed to take this request under advisement. By August 5, 1997, no decision on this request had been received by the Company nor had the Company been served with a Summons and Complaint in the Carlin Action. The Company intends to vigorously defend itself against all claims made in the Carlin Action.

          Except as disclosed above in this Item 8, the Issuer is not party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

          (a) The Issuer's Common Stock trades on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "SMKE." The Common Stock resumed trading under that symbol on November 5, 1996. Prior to that time, the Common Stock was listed for trading under the symbol "ILLD," but there was no established bid price for the Common Stock. Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter within the last two fiscal years and the 1st and 2nd Quarters of 1997, as reported by National Quotation Bureau, LLC, are as follows:

QUARTER                            HIGH BID PRICE       LOW BID PRICE
---------------------------------------------------------------------
1995         Q1 (1/3-3/31)              None                None
---------------------------------------------------------------------
             Q2 (4/3-6/30)              None                None
---------------------------------------------------------------------
             Q3 (7/3-9/29)              None                None
---------------------------------------------------------------------
             Q4 (10/2-12/29)            None                None
---------------------------------------------------------------------
1996         Q1 (1/2-3/29)              None                None
---------------------------------------------------------------------
             Q2 (4/1-6/28)              None                None
---------------------------------------------------------------------
             Q3 (7/1-9/30)              None                None
---------------------------------------------------------------------
             Q4 (10/1-11/4)             None                None
---------------------------------------------------------------------
                (11/5-12/31)            $11.375             $7.50
---------------------------------------------------------------------
1997         Q1 (1/2-3/31)              11.0625              7.25
---------------------------------------------------------------------
             Q2 (4/1-6/30)                 7.50             4.625
---------------------------------------------------------------------

Prices for the period November 5, 1996 through December 31, 1996 reflect closing bid prices and a 1-for-20 reverse stock split. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

          (b) There were 676 beneficial owners of the Company's Common Stock as of May 15, 1997.

          (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

          Tamboril Cigar International, Inc., was originally founded under the name "Conquistador Cigar Company" in the State of Delaware in 1996. "Conquistador" changed its name to "Tamboril Cigar Company" in June of 1996 and to "Tamboril Cigar International, Inc. ("TCI")" in January of 1997. TCI is currently the principal U.S.-based operating subsidiary of the Company.

          In connection with the founding of the company now known as TCI, 2,600,000 shares of common stock, par value $.0001 per share ("TCI Common Stock") were issued to its founders in March and April 1996. These founders were Ian Markofsky (through Viking Investment Group II, Inc.), Abraham Shafir, David
S. Rector, Anthony Markofsky and Thomas E. Knudson. See Item 4, above. As TCI was then a start-up company with no assets or business, the shares issued to the founders were valued at par, or $.0001 per share. Since the founders' shares were issued pursuant to certain exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act, the shares were "restricted securities" (as defined by the Securities Act) which were issued with an appropriate restrictive legend.

          From April 15, 1996 through October 23, 1996, in order to raise its initial working capital to begin its business, TCI conducted an offering under Rule 504 of Regulation D under the Securities Act. In connection with the Rule 504 offering, TCI said 2,833,338 shares of TCI Common Stock to domestic and foreign accredited investors at a price of $.35 per share, for proceeds to TCI of $990,000. TCI also issued 25,000 restricted shares of TCI Common Stock to its legal counsel in satisfaction of legal fees due and owing in the amount of $5,000, which valued such shares at $.20 per share. These 25,000 shares were issued in reliance upon the exemption from registration pursuant to Rule 701 under the Securities Act.

          On October 23, 1996, TCI entered into an Acquisition Agreement and Plan of Reorganization (the "Agreement") with Idaho Leadville Mines Company, a company organized and existing under the laws of the State of Washington ("Idaho Leadville"). Under the terms of the Agreement, the shareholders of TCI exchanged each of their shares of TCI Common Stock for one share of Idaho Leadville's common stock, so that 5,458,338 shares of Idaho Leadville stock were issued to the shareholders of TCI on a one-share-for-one-share basis and TCI became a wholly-owned subsidiary of Idaho Leadville. Therefore, the founders of TCI received 2,600,000 restricted shares of Idaho Leadville common stock, the purchasers of TCI Common Stock in TCI's offering under Rule 504 received 2,833,338 unrestricted shares of Idaho Leadville common stock, legal counsel to TCI received 25,000 restricted shares of Idaho Leadville common stock and the prior shareholders of Idaho Leadville retained the 116,972 shares of Idaho Leadville common stock that they held prior to the Agreement.

          In connection with the reorganization effected under the Agreement, Idaho Leadville changed its name to "Tamboril Cigar Company" and changed its state of incorporation to Delaware. For additional description of the reorganization transaction, see Item 1, above.


ITEM 11.  DESCRIPTION OF SECURITIES.

          COMMON STOCK

          The only security of the Issuer outstanding is its Common Stock, par value $.0001 per share. The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.0001 per share, of which 5,575,310 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

          SERIES A PREFERRED STOCK

          The Company is authorized to issue up to five million (5,000,000) shares of preferred stock par value $.0001 of any number of classes or series with such rights, preferences, powers and limitations as shall be determined by the Board of Directors of the Company. Pursuant to a Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, adopted as of April 25, 1997, the Board of Directors authorized the issuance of up to one million five hundred thousand (1,500,000) shares of Series A Cumulative Convertible Preferred Stock, par value $.0001 per Share, (the "Series A Preferred Stock"). The Shares of Series A Preferred Stock pay an annual dividend of four percent (4%), which is fully cumulative, payable quarterly on each March 31, June 30, September 30 and December 31, out of funds legally available therefor in either cash, shares of Common Stock or any combination of cash and Common Stock, all as determined by the Board of Directors of the Company. Any payment of any portion of any dividend in shares of Common Stock is to be calculated in accordance with the Conversion Price, as defined below.

          The Shares are, from and after the one hundred and eightieth (180th) day following their date of issuance (the "Issue Date"), convertible into shares of the Company's Common Stock, par value $.0001 per share (the "Common Stock"). The Conversion Price for each Share of Series A Preferred Stock is equal to the lesser of (i) $6.00 or (ii) eighty percent (80%) of the market price per share of the Common Stock, defined as the mean average of the last sale price on the ten (10) trading days immediately preceding the date upon which the Company receives notice of the holder's intention to convert (the "Conversion Date").

          The Shares are, from and after the three hundred and sixty-fifth (365th) day following the Issue Date, redeemable by the Company at a Redemption Price per Share equal to the amount of all accrued but unpaid dividends, plus:

   From 1st anniversary to 2nd
   anniversary of Issue Date                   Issue Price

   2nd anniversary to 3rd
   anniversary of Issued Date                  105% of Issue Price

   3rd anniversary to 4th
   anniversary of Issue Date                   110% of Issue Price

   4th anniversary to 5th
   anniversary of Issue Date                   115% of Issue Price

   After 5th anniversary of Issue Date         120% of Issue Price

The Company may elect to redeem any portion of the then outstanding Shares of Series A Preferred Stock and, if redeeming a portion of the outstanding Shares,
will do so pro rata for all holders.   Upon any proposed redemption by the
Company, the holder of any Series A Preferred Stock may elect to convert any or all of the Shares into Common Stock in lieu of redemption.

OTHER PREFERRED STOCK

          Under the Company's Amended and Restated Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine. As the Series A Preferred Stock consists of 1,500,000 Shares, the Board could, in the future, authorize and cause the Company to issue up to 3,500,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers as determined by the Board, which could be senior to those of the Series A Preferred Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Series A Preferred Stock. This could have the effect of materially impairing the rights of the holders of the Series A Preferred Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Series A Preferred Stock.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Issuer's Amended and Restated Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

          In addition, the Amended Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

ITEM 13.  FINANCIAL STATEMENTS.

          Registrant's Consolidated Financial Statements as of December 31, 1996 and for the period from April 15, 1996 (Date Operations Commenced) to December 31, 1996, and the independent auditors' report of Goldstein Golub Kessler & Company, P.C., independent certified public accountants, with respect thereto, appear on pages F-1 to F-10 of this Form 10-SB. Registrant's Unaudited Consolidated Financial Statements as of June 30, 1997 and for the Six Months ended June 30, 1997 appear on pages F-11 to F-19 of this Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a) Registrant's Consolidated Financial Statements as of December 31, 1996 and for the period from April 15, 1996 (Date Operations Commenced) to December 31, 1996, and the independent auditors' report of Goldstein Golub Kessler & Company, P.C., independent certified public accountants, with respect thereto, are included at Pages F-1 through F-10 of this Form 10-SB.

          Registrant's Unaudited Consolidated Financial Statements as of June 30, 1997 and for the Six Months ended June 30, 1997 appear on pages F-11 to F-19 of this Form 10-SB.

          (b) Exhibits

    EXHIBIT NO.        DESCRIPTION
    -----------        -----------
        2              Acquisition Agreement and Plan of Reorganization dated as
                       of October 23, 1996 by and between Idaho Leadville Mines
                       Company and Tamboril Cigar Company *

        3.1            Amended and Restated Certificate of Incorporation of
                       Registrant. *

        3.2            By-laws of Registrant *

        4.1            Certificate of Designation for Registrant's Series A
                       Preferred Stock *

       10.1            Lease for Miami Premises*
       10.2            Distribution Agreement between the Company
                       and Hubbard Imports*
       21              List of Subsidiaries of the Registrant*

---------------
*  Previously filed.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TAMBORIL CIGAR COMPANY


Date: August 20, 1997             By  /s/  Anthony Markofsky
                                    -------------------------------------------
                                    Anthony Markofsky
                                    President and Chief Executive Officer


Date: August 20, 1997             By  /s/  Pedro J. Mirones
                                    -------------------------------------------
                                    Pedro J. Mirones
                                    Vice President and Chief Financial Officer

                                        TAMBORIL CIGAR COMPANY AND SUBSIDIARIES

                                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
================================================================================


INDEPENDENT AUDITOR'S REPORT                        F-2


CONSOLIDATED FINANCIAL STATEMENTS:

   Balance Sheet                                    F-3
   Statement of Operations                          F-4
   Statement of Stockholders' Equity                F-5
   Statement of Cash Flows                          F-6
   Notes to Consolidated Financial Statements    F-7 - F-10

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Tamboril Cigar Company


We have audited the accompanying consolidated balance sheet of Tamboril Cigar Company and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from April 15, 1996 (date operations commenced) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tamboril Cigar Company and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the period from April 15, 1996 (date operations commenced) to December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Goldstein Golub Kessler & Company, P.C.

GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
New York, New York

January 24, 1997


                                                       TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                                                    CONSOLIDATED BALANCE SHEET
==============================================================================================
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------
ASSETS (Note 10)

Current Assets:
  Cash (Note 1)                                                                      $  245,939
  Accounts receivable - less allowance for doubtful accounts of $15,000                 275,696
  Inventory (Notes 1 and 2)                                                             813,938
  Advances to suppliers                                                                 181,588
  Other current assets                                                                   31,419
      TOTAL CURRENT ASSETS                                                            1,548,580
-----------------------------------------------------------------------------------------------
Property and Equipment, net (Notes 1 and 3)                                             359,798

Other Assets                                                                            103,550
-----------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                   $2,011,928
===============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                                                   $  122,308
  Accrued expenses and other current liabilities                                         65,658
  Due to related party (Note 6)                                                         133,779
-----------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                         321,745

Notes Payable (Note 4)                                                                  250,000

Notes Payable - stockholders (Note 7)                                                   725,000
-----------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                               1,296,745
-----------------------------------------------------------------------------------------------
Commitments (Note 8)

Stockholders' Equity (Notes 1 and 5):
  Common stock - $.0001 par value; authorized 20,000,000 shares, issued 5,575,310           557
  Additional paid-in capital                                                            936,253
  Accumulated deficit                                                                  (221,627)
-----------------------------------------------------------------------------------------------
      STOCKHOLDERS' EQUITY                                                              715,183
-----------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $2,011,928
===============================================================================================

                                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF OPERATIONS
===========================================================================
PERIOD FROM APRIL 15, 1996 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1996
---------------------------------------------------------------------------
Net sales (Notes 1 and 10)                                       $1,413,815

Cost of goods sold                                                  573,687
---------------------------------------------------------------------------
Gross profit                                                        840,128

Selling, general and administrative expenses                      1,034,386
---------------------------------------------------------------------------
Loss from operations                                               (194,258)

Interest expense                                                     27,369
---------------------------------------------------------------------------
Net loss                                                         $ (221,627)
===========================================================================
Net loss per common share (Note 1)                               $     (.05)
===========================================================================
Weighted average number of common shares outstanding (Note 1)     4,651,502
===========================================================================

                                                           TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
==================================================================================================
                                                          ADDITIONAL
                                         COMMON STOCK       PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                        SHARES    AMOUNT    CAPITAL      DEFICIT         EQUITY
--------------------------------------------------------------------------------------------------
Issuance of common stock               2,600,000    $260    $    (50)            -       $     210

Issuance of common stock for
 professional services                    25,000       2       4,998             -           5,000

Issuance of common stock for cash      2,833,338     283     989,717             -         990,000

Issuance of common stock in reverse
 acquisition (Note 1)                    116,972      12     (58,412)            -         (58,400)

Net loss                                       -       -           -     $(221,627)       (221,627)
--------------------------------------------------------------------------------------------------
Balance at December 31, 1996           5,575,310    $557    $936,253     $(221,627)      $ 715,183
==================================================================================================

                                               TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                                  CONSOLIDATED STATEMENT OF CASH FLOWS
======================================================================================
PERIOD FROM APRIL 15, 1996 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1996
--------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                                   $(221,627)
  Provision for doubtful accounts                                               15,000
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                               24,324
    General and administrative expenses paid by issuance of stock                5,000
    Changes in operating assets and liabilities:
      Increase in accounts receivable                                         (290,696)
      Increase in other current assets                                         (31,419)
      Increase in advances to suppliers                                       (181,588)
      Increase in inventory                                                   (813,938)
      Increase in other assets                                                (103,550)
      Increase in accounts payable                                             122,308
      Increase in accrued expenses and other current liabilities                65,658
--------------------------------------------------------------------------------------
        NET CASH USED IN OPERATING ACTIVITIES                               (1,410,528)
--------------------------------------------------------------------------------------
Cash flows from investing activity - purchase of property and equipment       (384,122)
--------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of notes payable                                      250,000
  Proceeds from issuance of notes payable - stockholders                       725,000
  Proceeds from advances by related party                                      133,779
  Net proceeds from issuance of common stock                                   931,810
--------------------------------------------------------------------------------------
          CASH PROVIDED BY FINANCING ACTIVITIES                              2,040,589
--------------------------------------------------------------------------------------
Net increase in cash and cash at end of period                             $   245,939
======================================================================================

                                       TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
==============================================================================

          1.  PRINCIPAL      Tamboril Cigar Company is a manufacturer and
              BUSINESS       distributor of handmade cigars.  The tobacco is
              ACTIVITY AND   purchased and the cigars are manufactured at
              SIGNIFICANT    facilities in the Dominican Republic and sold to
              ACCOUNTING     retail tobacconists throughout the United States.
              POLICIES:
                             The accompanying consolidated financial statements at December 31, 1996 and for the period from April
                             15, 1996 (date operations commenced) to December
                             31, 1996 include the accounts of Idaho Leadville
                             Mines Co. (an inactive company), Tamboril Cigar
                             Company and Tamboril Cigar Company's wholly owned and majority-owned subsidiaries, Diversified
                             Tobacco Company and Tabacalera Tamboril SA.
                             (collectively the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

                             On October 23, 1996, Idaho Leadville Mines Co. acquired all of the outstanding common stock of Tamboril Cigar Company. For accounting purposes the acquisition has been treated as a recapitalization of Tamboril Cigar Company with Tamboril Cigar Company as the acquirer (reverse acquisition).

                             Subsequent to December 31, 1996, Tamboril Cigar Company changed its name to Tamboril Cigar International Inc. and Idaho Leadville Mines Co. reincorporated in the state of Delaware by merging into a newly formed Delaware company called Tamboril Cigar Company.

                             Revenue from the sale of products is recognized at the date of shipment to customers.

                             Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided for over the related lease term.

                             The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

                             Inventory is stated at the lower of cost
                             (first-in, first-out method) or market. In accordance with generally recognized industry practice, all leaf tobacco inventory is classified as current although portions of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

                             Loss per share is calculated based upon the weighted average number of shares of common stock outstanding during the year.

                             Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

                             The Company and the cigar industry in general have recently experienced shortages in certain types of natural wrapper and filler due to the increase in demand for tobacco for premium cigars. Although the shortages have not materially impacted cigar production, no assurance can be made that future shortages will not have an adverse effect on the Company.

                                       TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
==============================================================================

                             Based on the borrowing rates currently available for loans with similar terms and average maturities, the fair value of the notes payable and notes payable - stockholders approximates the carrying amount.

                             Costs incurred for producing and communicating advertising are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statement of operations. Advertising expenses were approximately $70,000 for the period ended December 31, 1996.

                             The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management affecting reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

          2.  INVENTORY:     Inventory consists of the following:
                             Raw materials                                            $454,789
                             Finished goods                                            359,149
                             -----------------------------------------------------------------
                                                                                      $813,938
                             =================================================================

          3.  PROPERTY AND   Property and equipment, at cost, consists of the following:
              EQUIPMENT:
                                                                                     Estimated
                                                                                   Useful Life
                             -----------------------------------------------------------------
                             Machinery and equipment       $176,821               5 to 7 years
                             Land                            97,691
                             Buildings and building
                               improvements                  41,206                   20 years
                             Furniture and fixtures          16,194                    5 years
                             Computers                       11,118                    5 years
                             Leasehold improvements          41,092              Term of lease
                             -----------------------------------------------------------------
                                                            384,122
                             Less accumulated depreciation
                              and amortization               24,324
                             ------------------------------------------------------------------
                                                           $359,798
                             ==================================================================

                             Approximately $270,000 of the Company's property and equipment
                             (net of $13,856 accumulated depreciation) is located in the
                             Dominican Republic.




                                           TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
==============================================================================================

4.  NOTES PAYABLE:        Notes payable consist of the following:
                          Note payable - Highgate Resources Ltd.:
                           Due April 1998 bearing interest at 10% per annum           $ 50,000
                          --------------------------------------------------------------------
                          Note payable - Alphacom Data Security Services Ltd.:
                           Due October 1998 bearing interest at 10% per annum         $200,000
                          --------------------------------------------------------------------
                                                                                      $250,000
                          ====================================================================

5.  STOCKHOLDERS'         On April 16, 1996, the Company issued 25,000 shares of common stock
    EQUITY:               to its attorney in exchange for services valued at $5,000. On
                          October 23, 1996, the Company issued 116,972 shares of common stock to the stockholders of Idaho Leadville Mines Co. in a transaction accounted for as a reverse acquisition (see Note 1).

6.  RELATED PARTY         The Company purchased furniture and fixtures from United Health
    TRANSACTIONS:         Partners, Inc. ("UHP"), a company that has a stockholder and officer that is a stockholder and officer of the Company.

                          The Company assumed the office lease of UHP in April 1996.

                          There is an amount due UHP of approximately $134,000 that is noninterest-bearing and due on demand.


7.  NOTES PAYABLE -       Notes payable - stockholders consist of the following:
    STOCKHOLDERS:
                          Notes payable - Jenadosa Holdings Limited:
                           Due August 1998 bearing interest at 10% per annum          $ 75,000
                           Due September 1998 bearing interest at 10% per annum        100,000

                          Note payable - South Edge International Inc.:
                           Due August 1998 bearing interest at 10% per annum           200,000

                          Notes payable - Shangri La Investments Ltd.:
                           Due October 1998 bearing interest at 10% per annum          150,000
                           Due December 1998 bearing interest at 10% per annum         200,000
                          --------------------------------------------------------------------
                                                                                      $725,000
                          ====================================================================

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

8.  COMMITMENTS:          The Company has entered into noncancelable operating leases for office and warehouse facilities, which expire in March 2001.
                          The approximate future minimum rental commitments under these leases, exclusive of required payments for increases in certain operating costs, are as follows:

                          Year ending December 31,
                                  1997                                                $ 87,000
                                  1998                                                  93,000
                                  1999                                                  99,000
                                  2000                                                  99,000
                                  2001                                                  25,000
                          --------------------------------------------------------------------
                                                                                      $403,000
                          ====================================================================

                          The office lease has an option to renew for five years at a base rent, as defined. Rent expense for the period ended December 31, 1996 was approximately $38,000.

                          The Company's lease commitment for office space is guaranteed by a stockholder of the Company.


9.  INCOME TAXES:         As of December 31, 1996, the Company has a net operating loss carryforward for both financial reporting and income tax purposes of approximately $223,000 available to offset future income through
                          2011. There were no material temporary differences between the book bases and tax bases of assets and liabilities. This resulted in a deferred income tax asset of approximately $55,000 for which the
                          Company recorded a full valuation allowance due to uncertainty of future realization of such losses.

10. Foreign Operations:   The Company operates principally in two geographic areas: the United
                          States and the Dominican Republic. Following is a summary of information by area for 1996:

                          Net sales to unaffiliated customers:
                                United States                                     $1,413,815
                                Dominican Republic                                         0
                                                                                  ----------
                                    Net sales as reported in the accompanying
                                     consolidated statement of operations         $1,413,815
                                                                                  ==========

                          Inter-area sales:
                                United States                                             $0
                                Dominican Republic                                   538,604
                                                                                  ----------
                                     Total inter-area sales                         $538,604
                                                                                  ==========

                          Loss from operations:
                               United States                                        ($14,801)
                               Dominican Republic                                   (206,826)
                                                                                  ----------
                                    Net loss as reported in the accompanying
                                     consolidated statement of operations          ($221,627)
                                                                                  ==========

                          Identifiable assets:
                               United States                                        $806,453
                               Dominican Republic                                  1,182,378
                                                                                  ----------
                                                                                   1,988,831
                               General corporate assets                               23,097
                                                                                  ----------
                                    Total assets as reported in the accompanying
                                     consolidated balance sheet                   $2,011,928
                                                                                  ==========

                               Inter-area sales are accounted for at cost and are eliminated in consolidation in the accompanying consolidated statement of operations.Identifiable assets are those that are identifiable with operations in each geographic area. General corporate assets consist of organizational costs.

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                      June 30,     December 31,
                                                        1997           1996
                                                    ----------     ------------
ASSETS

Current assets:

        Cash                                        $  124,321      $  245,939
        Accounts receivable                          1,689,936         275,696
        Inventory                                    1,486,886         813,938
        Prepaid expenses and other current assets      403,253         213,007

--------------------------------------------------------------------------------
        Total current assets                         3,704,396       1,548,580
--------------------------------------------------------------------------------

Property and equipment                                 620,038         359,798

Other assets                                           220,724         103,550

--------------------------------------------------------------------------------
        TOTAL ASSETS                                $4,545,158      $2,011,928
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

        Accounts payable                               257,393         122,308
        Accrued expenses and other current
          liabilities                                  276,144          65,658
        Due to related party                           133,779         133,779

--------------------------------------------------------------------------------
        Total current liabilities                      667,316         321,745
================================================================================

Long term debt
        Notes payable                                  250,000         250,000
        Notes payable stockholders                   2,700,000         725,000

--------------------------------------------------------------------------------
        Total liabilities                            3,617,316       1,296,745
--------------------------------------------------------------------------------

Equity
        Common stock--$.0001 par value                     557             557
        Additional paid-in capital                     936,253         936,253
        Accumulated deficit                             (8,968)       (221,627)

--------------------------------------------------------------------------------
        Stockholders' Equity                           927,842         715,183
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $4,545,158      $2,011,928
================================================================================


The accompanying notes to the financial statements are an integral part of these statements.

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

FOR THE THREE MONTHS PERIOD ENDED
                                                                   JUNE 30, 1997
                                                                   -------------
Net sales                                                           $1,750,989

Cost of goods sold                                                     646,281

--------------------------------------------------------------------------------
Gross profit                                                         1,104,708
--------------------------------------------------------------------------------

Selling, general and administrative expenses                          (738,261)

Proceeds from insurance (net of $69,890 cost of cigars lost)           160,500

--------------------------------------------------------------------------------
Income from operations                                                 526,947
--------------------------------------------------------------------------------

Interest expense, net of $431 interest income                           53,944

--------------------------------------------------------------------------------
Income before income taxes                                             473,003
--------------------------------------------------------------------------------

Income taxes:

Current                                                                 51,000
Deferred                                                               (51,000)

--------------------------------------------------------------------------------
Net income                                                             473,003
================================================================================

--------------------------------------------------------------------------------
Net income per common share                                         $     0.08
================================================================================

Weighted average number of common shares outstanding                 5,575,310
================================================================================


The accompanying notes to the financial statements are an integral part of these statements.

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

FOR THE SIX MONTHS PERIOD ENDED
                                                                   JUNE 30, 1997
                                                                   -------------
Net sales                                                           $ 2,538,988

Cost of goods sold                                                      906,380

--------------------------------------------------------------------------------
Gross profit                                                          1,632,608
--------------------------------------------------------------------------------

Selling, general and administrative expenses                         (1,498,411)

Proceeds from insurance (net of $69,890 cost of cigars lost)            160,500

--------------------------------------------------------------------------------
Operating Income                                                        294,697
--------------------------------------------------------------------------------

Interest expense, net of $768 interest income                            82,038

--------------------------------------------------------------------------------
Income before income taxes                                              212,659
--------------------------------------------------------------------------------

Income taxes:

Current                                                                  51,000
Deferred                                                                (51,000)

--------------------------------------------------------------------------------
Net income                                                              212,659
================================================================================

--------------------------------------------------------------------------------
Net income per common share                                          $     0.04
================================================================================

Weighted average number of common shares outstanding                  5,575,310
================================================================================


The accompanying notes to the financial statements are an integral part of these statements.

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                                   ADDITIONAL
                                   COMMON STOCK     PAID-IN     ACCUMULATED   STOCKHOLDERS
                                 SHARES   AMOUNT    CAPITAL       DEFICIT        EQUITY
-------------------------------------------------------------------------------------------
Issuance of common stock       2,600,000   $260     $    (50)           --      $     210

Issuance of common stock
  for professional services       25,000      2        4,998            --          5,000

Issuance of common stock
  for cash                     2,833,338    283      998,717            --        990,000

Issuance of common stock
  in reverse acquisition         116,972     12      (58,412)           --        (58,400)

Net loss                              --     --           --     $(221,627)      (221,627)

-------------------------------------------------------------------------------------------
Balance at December 31, 1996   5,575,310   $557     $936,253     $(221,627)     $ 715,183
-------------------------------------------------------------------------------------------

Net  income                           --     --           --       212,659        212,659

-------------------------------------------------------------------------------------------
Balance at June 30, 1997       5,575,310   $557     $936,253     $  (8,968)     $ 927,842
-------------------------------------------------------------------------------------------


The accompanying notes to the financial statements are an integral part of these statements.

                    TAMBORIL CIGAR COMPANY AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1997

Cash flows from operating activities:
   Net income                                                       $   212,659
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Depreciation and amortization                                   28,365
         Changes in operating assets and liabilities:
            Increase in accounts receivable                          (1,414,240)
            Increase in prepaid expenses and other current
               assets                                                  (190,246)
            Increase in inventory                                      (672,948)
            Increase in other assets                                   (117,174)
            Increase in accounts payable                                135,085
            Increase in accrued expenses and other current
               liabilities                                              210,486

--------------------------------------------------------------------------------
                  NET CASH USED IN OPERATING ACTIVITIES              (1,808,013)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cash flows used in investing activity--purchase of property
   and equipment                                                       (288,605)
--------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from issuance of notes payable--stockholders              1,975,000

--------------------------------------------------------------------------------
                  CASH PROVIDED BY FINANCING ACTIVITIES               1,975,000
--------------------------------------------------------------------------------

NET DECREASE IN CASH                                                   (121,618)
--------------------------------------------------------------------------------

Cash at beginning of the period                                         245,939

--------------------------------------------------------------------------------
CASH AT END OF THE PERIOD                                           $   124,321
--------------------------------------------------------------------------------


The accompanying notes to the financial statements are an integral part of these statements.

                            TAMBORIL CIGAR COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

GENERAL
-------

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial statements and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management of Tamboril Cigar Company (the "Company"), the accompanying financial statements reflect all adjustments necessary to present fairly the financial position of the Company as of June 30, 1997. Furthermore, all adjustments were of a normal recurring nature.

PRINCIPAL BUSINESS ACTIVITY
---------------------------

Tamboril Cigar Company is a manufacturer and distributor of handmade cigars.
The tobacco is purchased and the cigars are manufactured at facilities in the Dominican Republic and sold to retail tobacconists throughout the United States.

The accompanying consolidated financial statements include the accounts of Tamboril Cigar Company (formerly known as Idaho Leadville Mines Co.), Tamboril Cigar International, Inc. ( formerly known as Tamboril Cigar Company), and Tamboril Cigar Company's wholly owned and majority-owned subsidiaries, Diversified Tobacco Company and Tabacalera Tamboril S.A. (collectively the "Company"). All intercompany transactions and balances have been eliminated in consolidation.

On October 23, 1996, Idaho Leadville Mines Co. acquired all of the outstanding common stock of Tamboril Cigar Company. For accounting purposes the acquisition has been treated as a recapitalization of Tamboril Cigar Company with Tamboril Cigar Company as the acquirer (reverse acquisition).

Tamboril Cigar Company changed its name to Tamboril Cigar International Inc. and Idaho Leadville Mines Co. reincorporated in the state of Delaware by merging into a newly formed Delaware company called Tamboril Cigar Company.

ACCOUNTING  POLICIES
--------------------

Revenue from the sale of products is recognized at the date of shipment to customers.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided for over the related lease term. Approximately $523,546 of the Company's property plant and equipment (net of $30,528 accumulated depreciation) is located in the Dominican Republic.

The Company maintains cash balances in bank accounts, which, at times, may exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Inventory is stated at the lower of cost (first-in, first-out method) or market. In accordance with generally recognized industry practice, all leaf tobacco inventory is classified as current although portions of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year. Approximately $1,427,573 of the Company's inventory is located in the Dominican Republic.

Income (loss) per share is calculated based upon the weighted average number of shares of common stock outstanding during the year.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

The Company and the cigar industry in general have recently experienced shortages in certain types of natural wrapper and filler due to the increase in demand for tobacco for premium cigars. Although the shortages have not materially impacted cigar production, no assurance can be made that future shortages will not have an adverse effect on the Company.

Based on the borrowing rates currently available for loans with similar terms and average maturities, the fair value of the notes payable and notes payable stockholders approximates the carrying amount.

Costs incurred for producing and communicating advertising are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statement of operations

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management affecting reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

SEASONALITY
-----------

The results of operations for the six months period ended June 30, 1997 are not indicative of the results to be expected for the entire year because the Company's operations are seasonal.

NOTES PAYABLE:
--------------

Notes payable consist of the following:
Note payable--Highgate Resources Ltd:
Due April 1998 bearing interest at 10% per annum               $   50,000

Note payable--Alphacom Data Security Services Ltd.:
Due October 1998 bearing interest at 10% per annum                200,000

                                                               $  250,000

NOTES PAYABLE STOCKHOLDERS:
---------------------------

Notes payable--stockholders consist of the following:

Notes payable--Jenadosa Holdings Limited:
Due August 1998 bearing interest at 10% per annum              $   75,000
Due September 1998 bearing interest at 10% per annum              100,000

Notes payable--South Edge International Inc. :
Due August 1998 bearing interest at 10% per annum                 200,000

Notes payable--Shangri La Investments Ltd.:
Due October 1998 bearing interest at 10 % per annum               150,000
Due December 1998 bearing interest at 10% per annum               200,000

Notes payable--Tradewinds Investments Ltd.:
Due January 1998 bearing interest at 10% per annum                300,000
Due March 1998 bearing interest at 10% per annum                  375,000
Due April 1998 bearing interest at 10% per annum                  500,000
Due May 1998 bearing interest at 10% per annum                     50,000
Due June 1998 bearing interest at 10% per annum                   300,000

Notes payable--Effingham Investments Limited:
Due May 1998 bearing interest at 10% per annum                    250,000
Due June 1998 bearing interest at 10% per annum                   200,000

                                                               $2,700,000

INFORMATION ABOUT MAJOR CUSTOMER
--------------------------------

During the quarter ended June 30, 1997, the Company entered into a Distribution Agreement with Hubbard Imports. Under the terms of the Distribution Agreement, the Company is expected to sell approximately $5,000,000 of cigars to Hubbard during the year 1997. Sales to Hubbard for the six month period ended June 30, 1997 amounted to $1,153,692 (45.4% of total sales).

Hubbard will be the exclusive importer of the Company's brands into the United States through December 31, 2000. Annual minimum sales commitments will be set by mutual agreement on a yearly basis.


LITIGATION
----------

By letter agreement dated January 21, 1997 (the "Agreement"), the Company appointed Carlin Equities Corp. ("Carlin"), as exclusive placement agent in connection with a contemplated offering of approximately 1.4 million shares of the Company's common stock at $7.00 per share (the "Proposed Offering"). Pursuant to the Agreement, the Company was to provide a confidential offering memorandum in form and substance satisfactory to Carlin. During the period January 21, 1997 through April 30, 1997, various meeting took place between Carlin and the Company and their respective counsel, and documents and correspondence were exchanged. The Company provided Carlin and its counsel with several drafts of a confidential offering memorandum and related documents drafted to the specifications of Carlin and its counsel. Carlin and its counsel repeatedly and, in the opinion of the Company, unreasonably rejected these documents. In light of these developments and the fact that Carlin had not introduced the Company to prospective investors, the Company concluded that Carlin had abandoned the Proposed Offering. The Company then decided not to go forward with the Proposed Offering. On April 30, 1997, the Company released an offering memorandum in connection with a new and substantively different offering contemplated by the Company, of between approximately .33 and 1.17 million shares of preferred stock at $6.00 per share (the "New Offering"). Carlin was advised by letter of May 2, 1997 that the Company decided not to go forward with the Proposed Offering and was instead proceeding on its own to pursue the New Offering.


By letter of May 13, 1997, Carlin advised the Company that Carlin believes it is entitled to certain compensation and costs if the Company completes the New Offering. In early July, 1997, Carlin commenced an action in the United States District Court, Southern District of New York, styled Carlin Equities Corp. v.
                                                      ------------------------
Tamboril Cigar Company, Docket No. 97 Civ. 4988 (the "Carlin Action"), for
----------------------
breach of contract seeking compensation for various fees and commissions, and in lieu of the issuance of warrants to purchase the Company's stock, with total damages of an unspecified amount but of at least $1,680,000. The Company believes that Carlin's claims lack merit since the Agreement terminated before the Company incurred any obligation to Carlin, Carlin abandoned the Proposed Offering, and Carlin failed to satisfy conditions precedent to its rights to receive fees and other compensation. On July 16, 1997, the Company requested that the Carlin Action be voluntarily dismissed. Carlin agreed to take this request under advisement. By August 5, 1997, no decision on this request had been received by the Company nor had the Company been served with a Summons and Complaint in the Carlin Action. The Company intends to vigorously defend itself against all claims made in the Carlin Action.

INCOME TAXES
------------

As of June 30, 1997 the Company has a net operating loss carryforward for both financial reporting and income tax purposes of approximately $10,000 available to offset future income through 2011.

WORKING CAPITAL
---------------

The Company has no lines of credit or similar arrangements with banks or other traditional lending institutions. The Company has utilized its sales of capital stock and proceeds of loans evidenced by promissory notes from investors, and shareholders and advances from a related party to fund its negative cash flow from operations and its increased commitments to complete its manufacturing facility in the Dominican Republic.

The Company plans to seek a capital infusion of from $2 million to $7 million in equity capital to retire debt and support expansion of manufacturing (including additional purchases of tobacco) and sales and marketing activities. There can be no assurance that equity capital will be available to the Company on acceptable terms at all.